UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD
SPECIALIZED DISCLOSURE REPORT
Herman Miller, Inc.
(Exact Name of Registrant as Specified in Charter)

Michigan	001-15141	38-0837640
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

855 East Main Avenue, P.O. Box 302, Zeeland, MI	49464-0302
(Address of Principal Executive Offices)	(Zip Code)

Jacqueline H. Rice Senior Vice President, General Counsel	Phone No. <616-654-3423>
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[ x ] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibits

Conflict Minerals Disclosure

Herman Miller, Inc. is providing a Conflict Minerals Report as Exhibit 1.01 hereto, and it is publicly available at http://investors.hermanmiller.com/sec-filings. Among other things, the Conflict Minerals Report includes a discussion of the Company’s Reasonable Country of Origin Inquiry (RCOI) designed to provide a reasonable basis for us to determine the geographic source of tin, tantalum, tungsten, and gold in our products.

Section 2 - Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HERMAN MILLER, INC.

/s/ Jacqueline H. Rice
Date: May 23, 2019	Jacqueline H. Rice
Senior Vice President and General Counsel